UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA notice to bondholders

Mexico City, Mexico – October 18, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world, announces to the holders of the U.S.$500,000,000 4.625% Senior Notes due 2020 (the “Notes”) of Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”) that, in addition to Propimex, S. de R.L. de C.V. (“Propimex”), Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (collectively, the “Existing Guarantors”), Controladora Interamericana de Bebidas, S. de R.L. de C.V. (the “Additional Guarantor”), its wholly-owned subsidiary, has fully, unconditionally and irrevocably agreed to guarantee the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise in respect of the Notes (the “Guarantee”).

The Guarantee was formalized under a Fourth Supplemental Indenture, dated as of October 18, 2013 among KOF, the Existing Guarantors, the Additional Guarantor and The Bank of New York Mellon (the “Trustee”), as trustee, security registrar, paying agent and transfer agent to the indenture, dated as of February 5, 2010 among KOF and the Trustee, as amended and supplemented by the first supplemental indenture, dated as of February 5, 2010 among KOF, the Trustee and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and transfer agent, the second supplemental indenture, dated as of April 1, 2011 among KOF, Propimex and the Trustee, and the third supplemental indenture, dated as of September 6, 2013, among KOF, the Existing Guarantors and the Trustee.

In addition, KOF has obtained authorization from the Comisión Nacional Bancaria y de Valores of Mexico (the “National Banking and Securities Commission”) so that the Guarantors may also fully, unconditionally and irrevocably guarantee the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise in respect of KOF’s peso-denominated bonds (KOF11, KOF11-2 and KOF13 Certificados Bursátiles).

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 321 million consumers through more than 2,700,000 retailers with more than 115,000 employees worldwide.

October 18, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 18, 2013